Exhibit 12.1

MOLSON COORS BREWING COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

		Fiscal Year Ended					Nine Months
		December 25,	December 31,	December 29,	December 31,	December 31,	Ended
		2010	2011	2012	2013	2014	September 30, 2015

Income from continuing operations before income taxes and minority interests		$809.0	$774.2	$592.1	$654.5	$586.3	$368.5
Plus:	Amortization of capitalized interest	1.5	1.6	1.7	1.8	1.9	1.5
	Distributions from unconsolidated affiliates	470.1	486.3	526.1	552.0	577.2	470.1
Less:	Equity in net income of unconsolidated affiliates	(474.3)	(481.1)	(526.6)	(558.1)	(560.1)	(472.7)
	Capitalized interest	(1.2)	(2.3)	(2.3)	(1.4)	(2.7)	(1.0)
		$805.1	$778.7	$591.0	$648.8	$602.6	$366.4

Fixed charges:
Interest expenses, net of capitalized interest		$110.2	$118.7	$196.3	$183.8	$145.0	$92.7
Capitalized interest		1.2	2.3	2.3	1.4	2.7	1.0
Portion of rentals representative of interest factor (1)		11.1	11.6	12.2	11.3	11.6	7.5
		$122.5	$132.6	$210.8	$196.5	$159.3	$101.2
Earnings and fixed charges		$927.6	$911.3	$801.8	$845.3	$761.9	$467.6
Ratio of earnings to fixed charges		7.6	6.9	3.8	4.3	4.8	4.6

(1) The portion of rent expense representing interest is estimated to be 33% of the rent expense for purposes of calculating the ratio of earnings to fixed charges.